UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

          Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
REPORT FOR QUARTER ENDED 31 MARCH 2006
Petsec Energy delivered further growth in reserves, production and cash flow in the latest quarter ended 31 March 2006.
The Company’s reserves at the end of March increased to the order of 56 Bcfe — up from 38.5 Bcfe at 31 December 2005 — reflecting the successful four-well drilling programme which discovered 15-18 Bcf of gas and 1.1 million barrels of oil on Petsec’s Main Pass 19/18 leases in the Gulf of Mexico, USA.
Production for the latest quarter rebounded to 2.3 Bcfe following the commencement of production at Main Pass 19 (the Company’s third offshore platform in the Gulf of Mexico) and the return to production at Vermilion 258 and West Cameron 352 following hurricane-related shut-ins during the December 2005 quarter.
Cash flow was U$14.3 million — up from U$2.0 million in the December 2005 quarter.
At the March 2006 MMS Central Gulf of Mexico Lease Sale, Petsec was the highest bidder on four further leases — Main Pass 7 & 91 and Vermilion 41 & 148. Award of these leases would take the Company’s Gulf of Mexico leases to 19.
HIGHLIGHTS
EXPLORATION — Four oil and gas discoveries Main Pass 18 & 19
Four wells were drilled from the Main Pass 19 platform from December 2005 through to March 2006. All wells were successful, adding an estimated 15-18 Bcf of gas and 1.1 million barrels of oil to the Company’s reserves, and increasing total estimated oil and gas reserves to the order of 56 Bcfe.
Main Pass 18 oil discoveries warrant separate production facilities
The oil discovery at Main Pass 18 requires a separate development which is expected to involve the drilling of two to three wells and the installation of platform, production facilities and pipelines.
Preparations underway for proposed drilling at Vermilion 257 in May 2006
A rig has been contracted for a two to three well programme scheduled to commence late in May and a jacket has been constructed and is expected to be set in Vermilion 257 late in April.

DEVELOPMENT — Main Pass 19 production commences
Main Pass 19 production platform, facilities and pipelines were completed in December 2005. Production from the three successful wells drilled in mid 2005 commenced early in January 2006.
A further four successful wells drilled from the Main Pass 19 platform, between December 2005 and March 2006, are currently being completed for production and are expected to commence flowing early in May 2006.
PRODUCTION & CASHFLOW
•	Production for the latest March quarter was 2,262 MMcfe up 502% from 376 MMcfe for the prior period. Production was shut-in for most of the December quarter due to the effects of Hurricanes Katrina and Rita.

•	EBITDAX for the quarter was US$14.3 million (A$19.4 million), up 611% from US$2.0 million (A$2.7 million) in the prior quarter.

•	The closing cash position of the Company at 31 March 2006 was US$32.3 million (A$45.2 million) compared to US$10.1 million (A$13.8 million) at 31 December 2005 following the completion of a placement to Australian and international institutions of 15,000,000 shares at A$2.00 per share on 3 March 2006, raising a net A$29.25 million (US$20.9 million).
FINANCIAL PERFORMANCE

				% increase
UNAUDITED FINANCIAL DATA		Mar 06	Dec 05	on previous	Previous quarters
		Qtr	Qtr	Qtr	Sep 05	Jun 05	Mar 05
Production and Financial summary

Net production	MMcfe*	2,262	376	502%	1,441	2,295	2,342

Net revenue	US$000	17,436	3,057	470%	10,789	15,946	15,670

Other revenue	US$000	59	1,062		(42)	205	20

Lease operating expense (incl. production taxes)	US$000	807	649		666	503	647

General & Administrative expenses (G,G&A)	US$000	2,388	1,459		1,552	1,548	1,346

EBITDAX ** (from normal operations)	US$000	14,300	2,011	611%	8,529	14,100	13,697

Derivative loss on ineffective hedge contracts (1)	US$000	0	(2,186)		(2,429)	0	0

EBITDAX (after loss on ineffective hedge contracts)	US$000	14,300	(175)		6,100	14,100	13,697

Unit revenue/cost analysis per Mcfe (USD) — (from normal operations)
Average sales price	US$/Mcfe	7.71	8.13		7.49	6.95	6.69
Other revenue	US$/Mcfe	0.03	2.82		(0.03)	0.08	0.01
Lease operating expense (incl. production taxes)	US$/Mcfe	0.36	1.73		0.46	0.22	0.28
G,G&A expenses	US$/Mcfe	1.06	3.88		1.08	0.67	0.57
EBITDAX	US$/Mcfe	6.31	5.34		5.92	6.14	5.85

Net cash and liquid assets (US$000)
Cash held in USD	US$000	10,067	8,699		7,489	13,714	8,081
Cash held in AUD	A$000	31,094	1,962		1,997	2,431	2,462

Acquisitions, exploration & development expenditure
Lease Acquisitions	US$000	618	(10)		40	1,722	439
Exploration	US$000	9,024	1,471		3,068	7,905	7,266
Development	US$000	6,649	9,726		4,564	4,552	1,287

	US$000	16,291	11,187		7,672	14,179	8,992

(1)	Attributable to loss of production resulting from impact of Hurricanes Katrina/Rita in Aug 05 through to Dec 05.
Glossary
Bcfe = billion cubic feet of gas equivalent
Mcfe = thousand cubic feet of gas equivalent
MMbls = million barrels

*	MMcfe = million cubic feet of gas equivalent

**	EBITDAX = Earnings Before Interest, Taxes, Depreciation, Depletion, Amortisation, and Exploration Expenses
  These figures are preliminary and unaudited
Net production for the March 2006 quarter of 2,262 MMcfe was 502% higher than the previous quarter of 376 MMcfe following the recommencement of production from the West Cameron 343/352 and Vermilion 258 fields in December 2005 together with the start-up of production early in January 2006, from Main Pass 19.

Net revenues for the quarter of US$17.4 million (A$23.7 million) were 470% higher than the previous quarter of US$3.1 million (A$4.1 million), reflecting the increase in production, slightly offset by a lower average gas sales price received for the quarter of US$7.71/Mcfe (Previous quarter: US$8.13/Mcfe).
EBITDAX for the March quarter was US$14.3 million (A$19.4 million), up 611% from US$2.0 million (A$2.7 million) in the previous quarter. This represents a cash operating margin of US$6.31 per Mcfe compared with US$5.34/Mcfe in the previous quarter.
Cash at the end of the quarter was the equivalent of US$32.3 million (A$45.2 million), up from US$10.1 million (A$13.8 million).
HEDGING
Current hedging in place for the 2006 year is 6,000 MMBtu/day for the remainder of the year at an average price of US$7.96/MMBtu.
OPERATIONS
USA
Gulf of Mexico, Offshore Louisiana
Vermilion 244, 246, 257, 258, 259
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
The Vermilion 244, 246, 257, 258 and 259 leases are located approximately 114 kilometres (70 miles) south of Vermilion Parish, offshore Louisiana, in approximately 130 feet of water. The leases are proximal to the Vermilion 245 and 265 fields which have produced approximately 680 Bcfe of gas.
Petsec drilled the Vermilion 258 G-1 and G-2 discovery wells in December 2003 and January 2004 respectively, establishing estimated recoverable gas of the order of 21 Bcfe. Development of the field began in January 2004 with a three-pile platform and pipeline being installed within six months and production commencing in July 2004.
Two further wells, the G-3 and G-7 development wells were drilled in October 2004 from the Vermilion 258 platform.
Net production from Vermilion for the quarter was 1,626 MMcfe of gas.
Prospects with a target potential of 40 Bcfe in the Vermilion 257 and 258 leases, have been identified with 3D seismic. A two to three well drilling programme to test 25-40 Bcfe is expected to commence in late May 2006. A jacket has been constructed and is expected to be set in Vermilion 257 by late April 2006. The setting of the jacket should allow production facilities to be established by year end, should the proposed wells be successful.
West Cameron 343
Petsec: 100% -75% working interest (82.33% — 61.75% net revenue interest)
West Cameron 352
Petsec: 56.25% working interest (46.125% net revenue interest)
Operator: Petsec Energy
Net production from West Cameron for the quarter was 69 MMcfe of gas.
Ship Shoal 184 & 191
Petsec: 7% overriding royalty interest
Operator: Hunt Oil
Petsec retains a 7% royalty interest in these prospects. Net production to Petsec for the quarter was 7 MMcfe of gas.

Main Pass 19
Petsec: 55% working interest (45.83% net revenue interest)
Operator: Petsec Energy
The Main Pass 19 lease of 4,995 acres was acquired in June 2004 at a cost to Petsec of US$0.95 million. The lease is approximately 128 kilometres (80 miles) south-east of New Orleans in eight metres (27 feet) of water.
A three-well drilling programme in April through to June 2005 discovered estimated recoverable gas of 13 Bcfe net to Petsec. The results met pre-drilling expectations and demonstrated further exploration potential in the lease and the Company’s adjacent Main Pass 18 and 103 leases.
A platform, production facilities and pipelines were installed in December 2005 for the Main Pass 19 field, the Company’s third offshore production facility in the Gulf of Mexico, USA.
Production commenced on 11 January 2006. Development and commissioning was delayed because of the effects of Hurricane Rita.
A four-well drilling programme commenced in December 2005 from the Main Pass 19 platform. Three wells tested Main Pass 19 targets and one well tested a Main Pass 18 target. All four wells were successful meeting pre-drill expectations and discovering in total 15-18 Bcf of gas and 1.1 million barrels of oil.
Net production from Main Pass 19 for the quarter was 560 MMcfe of gas.
Main Pass 18 & 103
Petsec: 100% working interest (83.33% net revenue interest)
Operator: Petsec Energy
Petsec acquired the Main Pass 18 and 103 leases at the March 2005 MMS lease sale. These two leases are adjacent to Main Pass 19. All three leases were part of a large oil and gas field discovered by Mobil in the late 1960’s.
The G-6 well was drilled on the Main Pass 18 lease in February/March 2006 discovering an estimated 7.5 Bcf of gas plus 1.1 million barrels of oil. The G-6 was the last well of the successful four-well programme drilled from the Main Pass 19 platform.
The oil discovery is of a size that will require a separate development at Main Pass 18, and it is envisaged that this would involve the drilling of two to three development wells to produce the oil discovered to date, the drill testing of additional targets totalling 8-15 Bcfe including the potential for more oil, and the installation of a platform, production facilities and pipelines.
Further study will be done in the coming quarter to determine the most efficient way of undertaking this project in light of other oil exploration potential the company has in the immediate area.
The success of the G-6 well has increased the potential of the remaining prospects mapped on Main Pass 18/103 and further drilling is anticipated to commence during the September quarter of 2006.
Petsec Energy was the high bidder at the March 2006 MMS Lease sale on two additional leases in the Main Pass area, immediately to the north of Main Pass 18. These new leases, Main Pass 7 and 91, were also part of Mobil’s large Main Pass oil and gas field.
USA Onshore Louisiana
Moonshine Project
Petsec: 50% working interest (36% — 37.5% net revenue interest)
Operator: Petsec Energy
Petsec entered into a joint venture in December 2004 to acquire exploration rights, including participation in a 3D seismic survey programme, over 240 square kilometres (94 square miles) in St James Parish, onshore Louisiana. This is an area equivalent in size to approximately 12 offshore Gulf of Mexico leases.

The project area abuts the south bank of the Mississippi River at College Point approximately 80 kilometres (50 miles) west of New Orleans.
The area has not previously been subject to 3D seismic testing and is highly prospective for both shallow and deep reserves. The survey area is proximal to six fields which have produced approximately 340 Bcfe of gas and 7.3 million barrels of oil from numerous sand horizons.
Petsec’s partners in the Moonshine Project are US companies: Dominion Resources Inc., Cox and Perkins Exploration Inc., The Gray Exploration Company and GLS LLC.
The field acquisition of 240 square kilometres of 3D seismic data was completed during the September quarter and processed data was delivered in the December quarter. Data quality is good and interpretation has commenced. Drilling of prospects generated from interpretation of the 3D seismic data is expected to commence in the second half of 2006.
China
Beibu Gulf Block 22/12
Petsec: 25% working interest (12.5 % net revenue interest should China National Offshore Oil
Corporation (CNOOC) back-in for 51%)
Operator: Roc Oil Limited
Beibu Gulf Block 22/12 is located approximately 60 kilometres off the southern coast of China, north-west of Hainan Island in shallow water, 25 to 40 metres deep. Four oil discoveries (12.2.1, 12.3.1, 12.8.1, and 12.8.2) were made on the lease in the early 1980’s and 1990’s. These discoveries contain an estimated 45.6 million barrels of recoverable oil, (per independent consultants July 2003). The substantial Wei 12.1, 11.4 and 10.3/3N oilfields and two recent large discoveries of the 11.1 and 11.1 North fields, operated by CNOOC, are located nearby to the north and west with production via a pipeline to the Weizhou Island oil processing facilities, 10 kilometres to the north of 22/12. These CNOOC fields each contain an estimated 40 to 100 million barrels of recoverable oil.
Petsec earned a 25% interest in the contract area in March 2002 by participating in the drilling of the Wei 6.12.1 well which discovered nine metres of net oil pay, estimated to contain 2.6 to 10 million barrels of recoverable oil.
A 3D seismic survey was acquired over the 450 square kilometre (175 square miles) block in late 2002. Interpretation of the survey in 2003 clearly defined the existing oil discoveries as well as a significant number of drill prospects.
Three wells were drilled during 2004 one of which, the Wei 12.8.3 well drilled in the second quarter, resulted in a successful appraisal of the Wei 12.8 East oil field. In September 2004, the joint venture elected to enter the third exploration phase of the petroleum contract and commit to a feasibility study for development of the Wei 12.8 East and West fields, estimated to contain some 20 to 25 million barrels of recoverable oil.
Successful pre-feasibility studies, conducted jointly by CNOOC and the joint venture, were completed in January 2005. Consequently the joint venture agreed to undertake a feasibility study, again jointly with CNOOC. If successful, this will lead to the lodging of an Overall Development Programme (ODP) which contemplates the development of the 12.8 West field (approximately 10 million barrels of recoverable oil, 1.25 million barrels net to Petsec) in 2006 with anticipated start of production in 2007. This may be followed by the development of the East field (approximately 10 to 15 million barrels of recoverable oil) possibly in 2007.
The feasibility study addressed the use of a lightweight platform at 12.8 West, piping liquids to the 12.1.1 platform for processing and piping the oil through CNOOC’s existing pipeline to Weizhou Island for sale.
The feasibility study was completed in the December 2005 quarter and commercial discussions for economic access to CNOOC’s production and sales facilities continue.

The joint venture expects to drill the 6.12 South prospect late in April 2006. The prospect has 3D seismic mapped potential of 10 to 20 million barrels of oil recoverable (1.25 to 2.5 million barrels net to Petsec) and is located 10 kilometres East of CNOOC’s 12.1A platform and 3 kilometres Southwest of the 6.12.1 oil discovery made by the joint venture in 2002. Success could lead to a development independent of CNOOC’s production facilities and would increase the potential of several similar prospects mapped nearby.
NEW LEASES
In March 2006, at the MMS Central Gulf of Mexico Lease Sale 198, Petsec was the highest bidder on four leases – Main Pass 7 and 91, Vermilion 41 and 148. These leases will be awarded to Petsec subject to the approval of the MMS.
The Main Pass 7 and 91 leases are located immediately to the north of the Company’s recent oil and gas discovery at Main Pass 18. These leases have a similar geology to Main Pass 18, 19 and 103, and were part of Mobil’s large Main Pass oil and gas field. Vermilion 41 and 148 are located approximately 56 kilometres and 100 kilometres respectively, to the North of the Company’s Vermilion 258 gas field.
These leases would take Petsec Energy’s lease holding in the Gulf of Mexico to 19, covering 86,314 acres. Onshore Louisiana, the Company holds interests in 60,160 acres over the Moonshine Project. The Company also holds interests in 111,200 acres in the Beibu Gulf in China.
JUNE 2006 QUARTER
EXPLORATION
USA
Vermilion 257 and 258
A drilling programme of two to three wells to test mapped potential of 25-40 Bcfe is expected to commence in late May 2006. A jacket is under construction and should be set in Vermilion 257 by late April 2006. Should the proposed wells be successful, the timely setting of the jacket should allow platform facilities to be established by year end.
Moonshine Project
Interpretation of the newly acquired 3D seismic data continues. Drilling is expected to begin late in the second half of 2006.
China
Block 22/12, Beibu Gulf
The joint venture expects to drill an exploration well on the 6.12 South prospect late in April 2006. The prospect size is of the order of 10 to 20 million barrels of recoverable oil (1.25 to 2.5 million barrels net to Petsec) and is located immediately south of the 6.12.1 oil discovery made by the joint venture in 2002. Success in this well would increase the potential of several similar prospects nearby.
DEVELOPMENT
USA
Main Pass 18 & 103
Development options for the 1.1 million barrels of oil discovered in Main Pass18 and remaining oil potential will be reviewed in the quarter.
China
12.8 West oil field. BLOCK 22\12, Beibu Gulf
Commercial discussions for economic access to CNOOC’s production facilities will continue in the quarter.
Dated: 20 April 2006

For further information, please contact:
Mr. Craig Jones	Mr. Ross A. Keogh
General Manager- Corporate	President

For further information, please contact:
Petsec Energy Ltd	Petsec Energy Inc.
Level 13 , 1 Alfred Street	3861 Ambassador Caffery Parkway , Suite 500
Sydney NSW 2000	Lafayette, LA 70503, USA
Tel: 612 9247 4605 Fax 612 9251 2410	Tel: 1 (337) 989 1942 Fax: 1 (337) 989 7271
Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements”. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd

Date: April 26, 2006	By:	/s/ Craig H. Jones

Craig H. Jones
General Manager-Corporate